

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

Steven Earles
Chief Executive Officer
Eastside Distilling, Inc.
1805 SE Martin Luther King Jr. Boulevard
Portland, Oregon 97214

> **Re:** **Eastside Distilling, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2015**
> **File No. 333-202033**

Dear Mr. Earles:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 35

The Acquisition of Eastside Distilling, page 35

1. We note your response to comment 1 in our prior letter dated April 17, 2015. Please further revise your disclosure to clarify whether Crystal Falls Investments or the mutual colleague received any benefits for their role in this transaction, and if so, disclose such benefits.

Management's Discussion and Analysis or Plan of Operations
Results of Operations
Selling, General and Administrative Expenses, page 36

2.   We note your disclosure that the $910,000 increase in SG&A expenses in the quarter ended March 31, 2015 was primarily attributable to an increase in professional accounting, legal and marketing fees of approximately $421,000 and additional payroll expenses for additional sales personnel and event coordinators related to your new retail locations and office personnel of approximately $86,503. However, you still have not discussed additional expenses of over $400,000. Please tell us the other items responsible for the increase and show us your proposed expanded disclosure.

Other Income (Expense), page 36

3.   Your disclosure of the amount of gain related to the spinoff is not the same as the disclosure in other parts of the filing. Please change so that the amounts are the same.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Greg Carney
      Indeglia & Carney, LLP